(j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Voya Mutual Funds

We consent to the use of our reports dated December 26, 2014, with respect to the financial statements of  Voya Diversified Emerging Markets Debt Fund, Voya Diversified International Fund, Voya Emerging Markets Equity Dividend Fund, Voya Global Bond Fund, Voya Global Equity Dividend Fund, Voya Global Natural Resources Fund, Voya Global Perspectives Fund, Voya Global Value Advantage Fund, Voya International Core Fund, Voya Multi-Manager Emerging Markets Equity Fund, Voya Multi-Manager International Equity Fund, Voya Multi-Manager International Small Cap Fund, and Voya Russia Fund, each a series of Voya Mutual Funds, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts

February 24, 2015